UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.1)*

Capital Properties, Inc.

(Name of Issuer)

Class A Common Stock, $0.01 Par Value

(Title of Class of Securities)

140430109

(CUSIP Number)

Stephen J. Carlotti, Esq.

Hinckley, Allen & Snyder LLP

100 Westminster Street, Suite 1500

Providence, Rhode Island 02903

(401) 274-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 24, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

SCHEDULE 13D

CUSIP No.	Page of

(1)	Names of reporting persons
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions)
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power
	(8)	Shared voting power
	(9)	Sole dispositive power
	(10)	Shared dispositive power
(11)	Aggregate amount beneficially owned by each reporting person
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11)
(14)	Type of reporting person (see instructions)

SCHEDULE 13D	Page of

Item 1. Security and Issuer.

Class A Common Stock, $0.01 par value per share (“Class A Common Stock”), Capital Properties, Inc., 5 Steeple Street, Unit 303, Providence, Rhode Island 02903. The amendment is being filed to reflect the death of Linda Eder, a co-Trustee of the Trust, on February 24, 2022. As a result of Mrs. Eder’s death, Robert H. Eder is the sole trustee and beneficiary of the Trust.

Item 2. Identity and Background.

This statement is filed by The Eder 2022 Community Property Trust (the “Trust”) as an amendment to the Schedule 13D dated February 15, 2022 related to the Class A Common Stock. This amendment is being filed to reflect the death of Linda Eder, a co-Trustee of the Trust on February 24, 2022. As a result of Mrs. Eder’s death, Robert H. Eder is now the sole trustee of the Trust.

Item 3. Source and Amount of Funds or Other Consideration.

The Trust acquired beneficial ownership of more than 5% of the Issuer’s Class A Common Stock, for purposes of Section 13(d) of the Act, on February 15, 2022 as a result of the transfer to the Trust of 3,453,420 shares of Class A Common Stock, 1,726,710 shares by the Robert H. Eder Trust, dated December 4, 1998 (the “Robert H. Eder Trust”) and 1,726,710 shares by the Linda Eder Trust, dated December 4, 1998 (the “Linda Eder Trust”).

Item 4. Purpose of Transaction.

The amendment is being filed solely to reflect the death of Linda Eder, who previously served as co-Trustee of the Trust. Mr. Eder does not have any plans, which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of the securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above. In his capacity as a director or as an executive officer of the Issuer, the Trust may, from time to time, by virtue of Mr. Eder’s position as trustee, have a role in formulating plans which relate to or would result in any of the foregoing actions, which would be disclosed by the Issuer as required under applicable law. The Trust has no such plans in its capacity as an investor.

Item 5. Interest in Securities of the Issuer.

(a)

The aggregate number of securities identified pursuant to Item 1 beneficially owned by the Trust is 3,453,420 shares, representing 52.3% of the 6,599,912 shares of the Issuer’s Class A Common Stock outstanding on February 24, 2022.

(b)

With respect to the 3,453,420 shares beneficially owned by Trust, the Trust has sole power to vote or to direct the vote of such shares and to dispose or to direct the disposition of such shares and Robert H. Eder as trustee has sole power to vote or to direct the vote of such shares and to dispose or to direct the disposition of such shares.

(c)	None

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

Robert H. Eder is the sole trustee of the Trust. He has not entered into any agreement with any person regarding the shares of Class A Common Stock beneficially owned by him or by the Trust.

Item 7. Materials to be Filed as Exhibits.

None.

Exhibit No.	Description

Signatures

After reasonable inquiry and to the best knowledge and belief of the undersigned, such person certifies that the information set forth in this Statement with respect to such person is true, complete and correct.

Date:	February 25, 2022	Signature:	s/ Robert Eder
		Name:	Robert H. Eder, as Trustee of the Eder 2022 Community Property Trust
Title: